1000 Cathedral Place
925 West Georgia Street
Vancouver, British Columbia
Canada V6C 3L2
Telephone: (604) 662-8808
Facsimile: (604) 669-8803
www.sangramoller.com
Reply Attention of:
H.S. Sangra
Our File No.:
5000 088
Direct Line:
(604) 692-3022
Email: hsangra@sangramoller.com

November 5, 2010
VIA EDGAR AND FACSIMILE
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Pamela A. Long, Assistant Director Erin Jaskot, Staff Attorney
Dear Sirs/Mesdames:

Re:	Terra Nova Royalty Corporation (the “Terra Nova”) Amendment No. 2 to Registration Statement on Form F-4 Filed November 2, 2010 File No. 333-169819

We refer to the comment letter dated November 4, 2010 (the “Third Comment Letter”) from the United States Securities and Exchange Commission (the “Commission”) to Terra Nova regarding Amendment No. 2 to Terra Nova’s Registration Statement on Form F-4 filed with the Commission on October 7, 2010 (the “Amended Registration Statement”). On behalf of Terra Nova, we provide the following responses to the Commission’s comments. For ease of reference, we have reproduced below, in italics, the text of the comments in the Third Comment Letter (using the numbering therein), followed by Terra Nova’s responses thereto.
All capitalized terms that are not defined herein shall have the meanings ascribed thereto in the Amended Registration Statement.
Summary of Analysis of Raymond James, page 51
1.	We note that in response to our oral comment provided to you on November 2, 2010 regarding the disclosure on page 51 that the “Raymond James’ written opinion is addressed solely to the Special Committee ... ,” you have not deleted this limitation. Accordingly, we reissue our comment. In particular, please delete the limitation as it is inconsistent with the disclosure relating to the opinion. Alternatively, please disclose the

SANGRA MOLLER llp
November 5, 2010

basis for Raymond James’ belief that shareholders cannot rely upon the opinion to support any claims against Raymond James arising under applicable law. Please describe any applicable legal authority regarding the availability of such a potential defense. In the absence of applicable legal authority, please disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. In addition, please disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable law. Further, please disclose that the availability of such a legal defense to Raymond James would have no effect on the rights and responsibilities of either Raymond James or the board of directors under the U.S. federal securities law.
The Amended Registration Statement has been amended to reflect your comment.
Material U.S. Federal Income Tax Consequences, page 65
2.	We have considered your response to comment nine in our letter dated October 29,2010 and have reviewed your revised disclosure. Please further revise your “Treatment of this Offer and the Merger as a Reorganization” disclosure on page 66 to estimate the degree of uncertainty counsel believes exists with respect to whether the IRS would treat the merger as an integrated transaction qualifying as a reorganization (e.g., possible but highly unlikely).
The Amended Registration Statement has been amended to reflect your comment.
We trust you will find the foregoing to be in order but, should you have any questions or concerns, please do not hesitate to contact the undersigned, Rod Talaifar (604-692-3023) or Andrew Bond (604-692-3059) of our office.
Yours truly,
SANGRA MOLLER LLP
/s/ H.S. Sangra
Per:
     H.S. Sangra
/s/ Andrew Bond
Per:
Andrew Bond
Washington State Bar No. 257763
California State Bar No. 39502
District of Columbia Bar No. 994014
/s/ Rod A. Talaifar
Per:
     Rod A. Talaifar
HSS/RT/AB/cl

cc.	Terra Nova Royalty Corporation